CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Osisko Gold Royalties Ltd filed with the United States Securities and Exchange Commission (the "Form 40-F"), I, Leonardo de Souza, MAusIMM (CP), hereby consent to the use of my name in connection with the reference to certain scientific and technical information approved by me as set out in the Form 40-F and the documents incorporated by reference therein.

By: /s/ Leonardo de Souza _______

Name: Leonardo de Souza, MAusIMM (CP)

 March 18, 2022